Filed by Virgin Media Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a- 6 of the Securities Exchange Act of 1934

Subject Company: Virgin Media Inc.

Commission File No.: 000-50886

To all line managers

Following our exciting Merger announcement with Liberty Global Inc. everyone has had lots of questions about what happens to our Shareplans when the deal’s done. We’ll delighted to let you know that the HMRC has given us the nod to carry on with our current Sharesaves after our merger with Liberty Global is approved.

What’s happening next?

As a line manager of one of our Shareplan members, we wanted to let you know what’s coming up. All existing Sharesave and Partnership Plan members will be receiving a pack at their home addresses very shortly containing all the information they’ll need. We’ll also be sending everyone an email this afternoon to let them know it’s on its way.

Our existing Sharesave members will need to fill out the appropriate forms and post them back by Wednesday 22 May 2013 to our Shareplan providers Computershare and/or Yorkshire Building Society.

Members also need to know who to ask for your help and we’ve included the contact details on the back of the pack that’s being sent to members.

Due to the short deadline, we need your help to make sure all Shareplan members receive the information and forms they need. If a member of your team is currently on sabbatical, out of the office or working abroad and they’re a member of our Shareplans, it’s very important that we can contact them.

If this applies to one of your team, please ask them to email >Sharesave.

If you’re a Shareplan member yourself, you’ll be receiving an additional email later on today. You can also find all the information in the packs on the Shareplans site on Touchpoint.

Important Additional Information Regarding the Proposed Transaction Has Been Filed with the SEC:

Liberty Global Corporation Limited, a company that has been established in connection with the transaction, has filed a registration statement on Form S-4 (Registration No. 333-187100) with the Securities and Exchange Commission (SEC), which the SEC declared effective on May 1, 2013 and which includes a definitive joint proxy statement of Virgin Media Inc. and Liberty Global, Inc., and constitutes a prospectus of Liberty Global Corporation Limited.  VIRGIN MEDIA STOCKHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION.  The definitive joint proxy statement/prospectus has been sent to security holders of Virgin Media and Liberty Global seeking their approval of the proposed transaction. Investors may obtain a free copy of the definitive joint proxy statement/prospectus, and other relevant documents filed by Liberty Global Corporation Limited, Liberty Global and Virgin Media with the SEC at the SEC’s Web site at http://www.sec.gov.  The definitive joint proxy statement, and such other documents filed by Virgin Media with the SEC may also be obtained for free from the Investor Relations section of Virgin Media’s web site (www.virginmedia.com) or by directing a request to Virgin Media Inc., 65 Bleecker Street, 6th Floor, New York, New York 10012, Attention: Investor Relations.  Copies of documents filed by Liberty Global and/or Liberty Global Corporation Limited with the SEC may also be obtained for free from the Investor Relations section of Liberty Global’s website (www.lgi.com) or by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.